EXHIBIT 99.5




                  CERTIFICATION OF THE CHIEF EXECUTIVE OFFICER

     I, Ronald N. Little, certify that:

     1. I have reviewed this amendment to annual report on Form 40-F of Orezone Resources Inc.;

     2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.


Date: August 29, 2006
                                  /s/ Ronald N. Little
                                  ---------------------------------------------
                                  Ronald N. Little
                                  President and Chief Executive Officer


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                  CERTIFICATION OF THE CHIEF FINANCIAL OFFICER

     I, Gregory Bowes, certify that:

     1. I have reviewed this amendment to annual report on Form 40-F of Orezone Resources Inc.;

     2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

Date: August 29, 2006
                                       /s/  Gregory Bowes
                                       ----------------------------------------
                                       Gregory Bowes
                                       Chief Financial Officer



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